UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

AMKOR TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

031652100

(CUSIP Number)

James J. Kim

1500 E. Lancaster Avenue

Paoli, PA 19301-9713

Telephone: (480) 575-7253

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Brian D. Short, Esq.

Ballard Spahr LLP

1735 Market Street

51st Floor

Philadelphia, PA 19103

Telephone: (215) 864-8230

September 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 40,314,232 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 40,314,232 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 40,314,232 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 16.4%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 11,653,779 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 14,992,077 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 14,992,077 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 6.1%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. Agnes C. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.0%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 4,882,816 shares
	8.	Shared Voting Power. 19,649,487 shares
	9.	Sole Dispositive Power. 4,882,816 shares
	10.	Shared Dispositive Power. 22,127,812 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 27,010,628 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 11.0%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 11,433,353 shares
	8.	Shared Voting Power. 7,539,500 shares
	9.	Sole Dispositive Power. 7,594,001 shares
	10.	Shared Dispositive Power. 21,479,884 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 29,073,885 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 11.8%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. David D. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 8,746 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 8,746 shares
	10.	Shared Dispositive Power. 2,478,325 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,487,071 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.0%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. David D. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,363,400 shares
	8.	Shared Voting Power. 1,335,113 shares
	9.	Sole Dispositive Power. 1,363,400 shares
	10.	Shared Dispositive Power. 1,335,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,698,513 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. Susan Y. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 10,244,559 shares
	8.	Shared Voting Power. 19,484,809 shares
	9.	Sole Dispositive Power. 7,766,234 shares
	10.	Shared Dispositive Power. 30,163,134 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 37,929,368 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 15.4%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. Susan Y. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 14,709,143 shares
	8.	Shared Voting Power. 7,539,500 shares
	9.	Sole Dispositive Power. 11,055,845 shares
	10.	Shared Dispositive Power. 16,899,897 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 27,955,742 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 11.4%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. Liam E. Blaney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 8,200,000 shares
	8.	Shared Voting Power. 164,678 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 8,364,678 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 8,364,678 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 3.4%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim Trust of December 31, 1987
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 7,594,001 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 7,594,001 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 7,594,001 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 3.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 961,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power 961,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 961,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.4%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 961,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 961,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 961,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.4%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 961,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 961,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 961,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.4%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 961,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 961,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 961,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.4%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 961,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 961,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 961,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.4%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,335,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,335,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,335,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.5%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 546,787 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 546,787 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 546,787 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 546,787 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 546,787 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 546,787 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 546,787 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 546,787 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 546,787 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,093,574 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,093,574 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,093,574 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.4%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,363,400 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 1,363,400 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,363,400 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. The James and Agnes Kim Foundation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Pennsylvania Non-Profit Corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,150,000 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 1,150,000 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,150,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.5%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. 915 Investments, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Pennsylvania Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 39,594,980 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 39,594,980 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 39,594,980 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 16.1%
14.	Type of Reporting Person (See Instructions). PN

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim 2007 Children’s Trust UA dated 12/28/07
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 315,000 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 315,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 315,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Sujoda Investments, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,478,325 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,478,325 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,478,325 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.0%
14.	Type of Reporting Person (See Instructions). PN

CUSIP No. 031652100

1.	Names of Reporting Persons. Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dtd 8/29/18
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,379,943 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,379,943 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,379,943 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Susan Y. Kim Family Trust Under the Susan Y. Kim 2012 Irrevocable Trust Agreement Dated 7/26/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 3,341,120 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 3,341,120 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,341,120 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.4%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim 2012 Generation-Skipping Trust U/A dated 12/11/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,957,350 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,957,350 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,957,350 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.8%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Qualified Annuity Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 498,232 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 498,232 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 498,232 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 7,828,682 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 7,828,682 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 7,828,682 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 3.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Sujochil, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 19,484,809 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 19,484,809 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 19,484,809 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 7.9%
14.	Type of Reporting Person (See Instructions). PN

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2019-1 Qualified Annuity Trust U/A Dated 9/10/19
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2020-1 Qualified Annuity Trust U/A Dated 4/1/20
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 4/01/20
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,958,355 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,958,355 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,958,355 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.8%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,660,840 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 2,660,840 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,660,840 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Alexandra Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,733,333 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,733,333 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,733,333 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Jacqueline Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,733,333 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,733,333 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,733,333 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Dylan Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,733,334 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,733,334 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,733,334 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Sujoda Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,478,325 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,478,325 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,478,325 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2021 Qualified Annuity Trust U/A Dated December 15, 2021
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,867,747 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,867,747 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,867,747 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.8%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Susins, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 164,678 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 164,678 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 164,678 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. 2023 Grantor Retained Annuity Trust of James J. Kim dtd 4/26/2023
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 5,117,004 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 5,117,004 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 5,117,004 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 2.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. 2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd 4/26/2023
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 3,278,001 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 3,278,001 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,278,001 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.3%
14.	Type of Reporting Person (See Instructions). OO

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 17 (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 28, 2005, as amended in certain respects by Amendments No. 1 through 16 thereto filed by the reporting persons who then constituted the Group and relates to the common stock, $0.001 par value per share (the “Common Stock”), of Amkor Technology, Inc., a Delaware corporation (“Amkor” or the “Issuer”). The principal executive offices of Amkor are located at 2045 East Innovation Circle, Tempe, Arizona 85284, previously having been located at 1900 South Price Road, Chandler, Arizona 85286.

Pursuant to the underwritten secondary offering described below, effective as of September 6, 2023, 915 Investments, LP (the “915 Partnership”), a Pennsylvania limited partnership, disposed of 10,000,000 shares of Common Stock of the Issuer and the number of shares reported as held by the Reporting Persons in this Amendment gives effect to such transaction.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Amendment is being filed by the Group and separately by each of the following persons comprising the Group (each a “Reporting Person”):

1.	James J. Kim	27.	Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dated 8/29/18
2.	James J. Kim, as Trustee	28.	John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12
3.	Agnes C. Kim	29.	Qualified Annuity Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18
4.	John T. Kim	30.	Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18
5.	John T. Kim, as Trustee	31.	Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12
6.	David D. Kim	32.	Sujochil, LP, for which John T. Kim and Susan Y. Kim are the general partners
7.	David D. Kim, as Trustee	33.	Susan Y. Kim Family Trust under the Susan Y. Kim 2012 Irrevocable Trust Agreement dated 7/26/12
8.	Susan Y. Kim	34.	James J. Kim 2019-1 Qualified Annuity Trust U/A Dated 9/10/19
9.	Susan Y. Kim, as Trustee	35.	James J. Kim 2020-1 Qualified Annuity Trust U/A Dated 4/1/20
10.	Liam E. Blaney	36.	Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 04/01/20
11.	John T. Kim Trust of December 31, 1987	37.	Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20
12.	Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94	38.	Sujoda Management, LLC, for which Susan Y. Kim, John T. Kim and David D. Kim are the members
13.	Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92	39.	Alexandra Investments, LLC, for which Susan Y. Kim and Liam E. Blaney are the managers
14.	Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01	40.	Jacqueline Investments, LLC, for which Susan Y. Kim and Liam E. Blaney are the managers
15.	Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01	41.	Dylan Investments, LLC, for which Susan Y. Kim and Liam E. Blaney are the managers
16.	Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03	42.	James J. Kim 2021 Qualified Annuity Trust U/A Dated 12/15/2021
17.	Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05	43.	Susins, LLC, for which John T. Kim and Liam E. Blaney are the members
18.	James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08	44.	2023 Grantor Retained Annuity Trust of James J. Kim dtd. 4/26/2023
19.	James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08	45.	2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 4/26/2023
20.	James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08
21.	James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08
22.	James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08
23.	The James and Agnes Kim Foundation, Inc.
24.	915 Investments, LP, for which James J. Kim is the sole general partner
25.	John T. Kim 2007 Children’s Trust UA dated 12/28/07
26.	Sujoda Investments, LP, for which Sujoda Management, LLC is the sole general partner

(b) The principal business address for the natural persons listed above, all of whom, other than Liam E. Blaney, are members of the Kim family (the “Kim Family”), Liam E. Blaney, 915 Partnership, Sujoda Investments, LP (“SI, LP”), a Pennsylvania limited partnership, Sujochil, LP (“Sujochil”), a Pennsylvania limited partnership, Sujoda Management, LLC, a Pennsylvania limited liability company, Alexandra Investments, LLC, a Pennsylvania limited liability company, Jacqueline Investments, LLC, a Pennsylvania limited liability company, Dylan Investments, LLC, a Pennsylvania limited liability company, Susins, LLC, a Pennsylvania limited liability company, for the trusts for the members of the Kim Family listed above and their descendants (as such trusts are amended, modified or supplemented from time to time, the “Kim Trusts”) and for The James and Agnes Kim Foundation, Inc. (the “Foundation”) is 1500 E. Lancaster Avenue, Paoli, PA 19301-9713.

(c) Attached as Schedule I hereto and incorporated herein by reference is a list containing (a) the present principal occupation or employment and (b) the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each member of the Kim Family and Liam E. Blaney. The principal business of the Kim Trusts is purchasing, holding, and selling securities and other assets for investment purposes. The principal business of the Foundation is to receive contributions from donors, make investments and make grants to charitable organizations. The principal business of the 915 Partnership, SI, LP, Sujochil, Alexandra Investments, LLC, Jacqueline Investments, LLC, Dylan Investments, LLC and Susins, LLC is to serve as a fund through which the assets of its partners will be utilized to invest in, hold and trade in securities and other investments. The principal business of Sujoda Management, LLC is to serve as the general partner of SI, LP.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) For each Reporting Person, the response to Row 6 on the cover page, indicating the citizenship or place of organization of such person, is incorporated herein by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

All of the transfers described in Item 5(c) of this Amendment were made without additional consideration, except to the extent described in Item 5(c).

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

On September 6, 2023, the 915 Partnership agreed to sell 10,000,000 shares of the Issuer’s Common Stock to JP Morgan Securities LLC and Morgan Stanley & Co LLC, as representatives of the underwriters (the “Underwriters”), at a price of $23.22 per share (the “Offering Price”), pursuant to the Issuer’s automatic shelf registration statement on Form S-3 (Registration No. 333-255655), filed with the Securities and Exchange Commission on April 30, 2021, including the prospectus, dated April 30, 2021 and the prospectus supplement, dated September 6, 2023 (the “Prospectus Supplement”) and the terms and conditions of the Underwriting Agreement, dated as of September 6, 2023 (the “Underwriting Agreement”), by and among the Issuer, the 915 Partnership and the Underwriters. In addition, the 915 Partnership granted the Underwriters an option to purchase an additional 1,500,000 shares of Common Stock (the “Option Shares”) at the Offering Price for a period of thirty (30) days from the date of the Prospectus Supplement. As of the date hereof, the Underwriters have not exercised their option to purchase the Option Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and supplemented as follows:

(a) The response to Row 11 in each Reporting Person’s cover page, indicating the aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person, is incorporated herein by reference. Each Reporting Person states that the filing of this Amendment shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of the shares of Common Stock reported as beneficially owned by the other Reporting Persons in this Amendment. The total number of shares which are beneficially owned by the members of the Group as a group is 132,629,128 shares, or approximately 53.8%% of the outstanding shares of the Issuer’s Common Stock. The number of shares beneficially owned by the Group includes 595,000 shares which may be acquired pursuant to options that are exercisable within sixty (60) days of September 1, 2023. The ownership percentages were calculated based on 245,762,714 outstanding shares of Common Stock of Amkor as of September 1, 2023 according to the Issuer. Beneficial ownership was increased, as appropriate, to include the shares beneficially owned by each Reporting Person that may be acquired pursuant to options exercisable within sixty (60) days of September 1, 2023.

(b) The responses of each Reporting Person to Rows 7 through 10 on the cover page of this Amendment are incorporated herein by reference.

(c) On September 6, 2023, the 915 Partnership sold an aggregate of 10,000,000 shares of Common Stock of the Issuer at the Offering Price, pursuant to the Prospectus Supplement and the terms and conditions of the Underwriting Agreement.

During the period commencing sixty (60) days prior to September 6, 2023, the Reporting Persons effected the following transactions:

Date	Source of Shares	Grantee/Transferee	Number of Common Stock	Approximate Price Per Share
7/25/2023	Qualified Annuity Trust under the James J. Kim 2020-1 Annuity Trust Agreement dated 4/1/20	John T. Kim	443,811 (i)	$0.00
7/25/2023	Qualified Annuity Trust under the James J. Kim 2020-1 Annuity Trust Agreement dated 4/1/20	Susan Y. Kim	443,811 (i)	$0.00
7/27/2023	Qualified Annuity Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18	Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18	498,232 (ii)	$0.00

(i) On July 25, 2023, the Qualified Annuity Trust under the James J. Kim 2020-1 Qualified Annuity Trust Agreement Dated 4/1/20 distributed 443,811 shares of the Issuer’s Common Stock to John T. Kim and 443,811 shares of the Issuer’s Common Stock to Susan Y. Kim. James J. Kim and Susan Y. Kim are co-trustees of such trust.

(ii) On July 27, 2023, the Qualified Annuity Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18 (the “JTK 2018 GRAT”) transferred 498,232 shares of the Issuer’s Common Stock to the Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18 (the “JTK 2018 Family Trust”). John T. Kim and Susan Y. Kim are co-trustees of the JTK 2018 GRAT and JTK 2018 Family Trust.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended and supplemented as follows:

Each of the individuals, partnerships, limited liability companies, trusts and corporation listed in Item 2(a) (previously defined as the “Group”) may be deemed a member of a group consisting of members of the Kim Family, Liam E. Blaney, the Kim Trusts, the Foundation, the 915 Partnership, SI, LP, Sujoda Management, LLC, Sujochil, Alexandra Investments, LLC, Jacqueline Investments, LLC, Dylan Investments, LLC and Susins, LLC who may each exercise voting or investment power with respect to shares of the Issuer’s Common Stock in concert with other members of the Group.

None of the trust agreements or other relevant governing documents relating to the Group prohibit the persons authorized to vote shares of Common Stock of the Issuer from voting the shares of Common Stock of the Issuer held by them, in their discretion, in concert with the members of the Group. James J. and Agnes C. Kim are husband and wife. James J. Kim and Agnes C. Kim are the parents of Susan Y. Kim, David D. Kim and John T. Kim. John T. Kim is the parent of Allyson Lee Kim and Jason Lee Kim and is the co-trustee of each of his children’s trusts along with Susan Y. Kim or James J. Kim. Susan Y. Kim is the parent of Alexandra Kim Hays, Jacqueline Mary Panichello and Dylan James Panichello and is the co-trustee of each of her children’s trusts along with John T. Kim or James J. Kim. David D. Kim is the sole trustee of the James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08 and a co-trustee of the Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05. John T. Kim and Susan Y. Kim are co-trustees of the Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18, the Irrevocable Deed of Trust of James J. Kim Dated 12/24/92 fbo Alexandra Kim Panichello, the Irrevocable Deed of Trust of James J. Kim Dated 10/3/94 fbo Jacqueline Mary Panichello, the Irrevocable Deed of Trust of James J. Kim Dated 10/15/01 fbo Dylan James Panichello, the Irrevocable Deed of Trust of James J. Kim Dated 10/15/01 fbo Allyson Lee Kim, the Irrevocable Deed of Trust of James J. Kim Dated 11/17/03 fbo Jason Lee Kim, the John T. Kim 2007 Children’s Trust U/A Dated 12/28/07, the James J. Kim 2008 Trust fbo Alexandra Kim Panichello Dated 2/5/08, the James J. Kim 2008 Trust fbo Jacqueline Mary Panichello Dated 2/5/08, the James J. Kim 2008 Trust fbo Dylan James Panichello Dated 2/5/08, the James J. Kim 2008 Trust fbo the Descendants of John T. Kim Dated 2/5/08, and the Family Trust Under the Susan Y. Kim 2012 Irrevocable Trust Agreement Dated 7/26/12. James J. Kim and Susan Y. Kim are co-trustees of the Susan Y. Kim Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dated 8/29/18, the Qualified Annuity Trust under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dated 4/1/20, and the James J. Kim 2021 Qualified Annuity Trust U/A dated 12/15/21. James J. Kim and John T. Kim are co-trustees of the John T. Kim Trust of 12/31/1987, John T. Kim 2012 Generation-Skipping Trust U/A dated 12/11/12 and the Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12. Susan Y. Kim is the sole trustee of the Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20, the 2023 Grantor Retained Annuity Trust of James J. Kim Dated 4/26/2023 and the 2023 Grantor Retained Annuity Trust of Agnes C. Kim Dated 4/26/2023. The trustees of each Kim Trust may be deemed to be the beneficial owners of the shares of the Issuer’s common Stock held by such Kim Trust. None of the Kim Trusts owns more than five percent of the outstanding shares of the Issuer’s Common Stock. James J. Kim, as general partner of the 915 Partnership, has sole voting and investment power with respect to all of the securities held by the 915 Partnership. The limited partners of the 915 Partnership are Agnes C. Kim, SI, LP and Sujoda Investments II, LP. The limited partners of SI, LP are grandchildren of James J. Kim. The limited partners of Sujoda Investments II, LP are the children of James J. Kim. The general partner of SI, LP and Sujoda Investments II, LP is Sujoda Management, LLC. The sole members of Sujoda Management, LLC are John T. Kim, Susan Y. Kim and David D. Kim. Susan Y. Kim is the Manager of Sujoda Management, LLC; a majority of the members of Sujoda Management, LLC must approve its authorization of the disposition of Common Stock of the Issuer owned by SI, LP. The general partners of Sujochil are John T. Kim and Susan Y. Kim. The limited partners are John T. Kim, Susan Y. Kim, two irrevocable trusts created by Susan Y. Kim for her descendants, two irrevocable trusts created by John T. Kim for his descendants, the 915 Partnership, Agnes C. Kim and James J. Kim. The managers of Alexandra Investments, LLC, Jacqueline Investments, LLC and Dylan Investments, LLC (collectively, the “SYK Children LLCs”) are Susan Y. Kim and Liam E. Blaney. The managers of Susins, LLC are John T. Kim and Liam E. Blaney. All of the directors and officers of the Foundation are members of the James J. Kim Family Group. The 915 Partnership, SI, LP, Sujochil, SYK Children LLCs, Susins, LLC and the Foundation might each be expected to vote its shares of Issuer’s Common Stock in concert with the other members of the James J. Kim Family Group.

James J. Kim and the 915 Partnership (collectively, the “2009 Investors”) and Amkor entered into a voting agreement dated as of March 26, 2009, (the “Voting Agreement”) which relates to 49,594,980 shares of Common Stock received by 915 Partnership in exchange for convertible notes issued by Amkor in 2009 (the “Convert Shares”). The voting agreement requires the 2009 Investors to vote the Convert Shares in a “neutral manner” on all matters submitted to Amkor’s stockholders for a vote, so that such Convert Shares are voted in the same proportion as all of the other outstanding securities (excluding the other shares beneficially owned by the 2009 Investors) that are actually voted on a proposal submitted to Amkor’s stockholders for approval. The 2009 Investors are not required to vote in a “neutral manner” any Convert Shares that, when aggregated with all other voting shares beneficially owned by the 2009 Investors and their affiliates, represent 41.6% or less of the total then-outstanding voting shares of Amkor’s Common Stock. The voting agreement terminates upon the earliest of (i) such time as the 2009 Investors or their affiliates no longer beneficially own any of the Convert Shares, (ii) consummation of a change of control (as defined in the voting agreement) or (iii) the mutual agreement of the 2009 Investors and Amkor.

On September 6, 2023, the Issuer, the 915 Partnership and the Underwriters entered into the Underwriting Agreement. Pursuant to the terms and conditions of the Underwriting Agreement, the 915 Partnership agreed to sell 10,000,000 shares of the Issuer’s Common Stock at the Offering Price. In addition, the 915 Partnership granted the Underwriters an option to purchase 1,500,000 Option Shares at the Offering Price for a period of thirty (30) days from the date of the Prospectus Supplement. As of the date hereof, the Underwriters have not exercised their option to purchase the Option Shares.

In connection with the Secondary Offering, pursuant to the Underwriting Agreement, on September 6, 2023, the 915 Partnership executed a lock-up agreement (the “Lock-Up Agreement”), pursuant to which and subject to specified exceptions, it agreed for a period of three hundred and sixty five (365) days from the date of the Prospectus Supplement not to sell, transfer or otherwise dispose of the shares of the Issuer’s Common Stock. The form of Lock-Up Agreement is included as an exhibit to the Underwriting Agreement, which is filed as Exhibit 99.3 herewith.

The foregoing descriptions of the Voting Agreement, Underwriting Agreement and Lock-Up Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 99.2 and 99.3 hereto, respectively, and incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit Number	Exhibit Name
99.1	Seventeenth Amended and Restated Agreement regarding joint filing

99.2	Voting Agreement, dated March 26, 2009, among the Issuer, James J. Kim and the 915 Partnership (incorporated by reference Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 1, 2009 (File No. 000-29472)).

99.3	Underwriting Agreement, dated September 6, 2023, among the Issuer, the 915 Partnership and the Underwriters (incorporated by reference Exhibit 1.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on September 7, 2023 (File No. 000-29472)).

24	Powers of Attorney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2023

/s/ Brian D. Short, Attorney-in-Fact
James J. Kim
/s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as Trustee
/s/ Brian D. Short, Attorney-in-Fact
Agnes C. Kim
/s/ Brian D. Short, Attorney-in-Fact
John T. Kim
/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee
/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim
/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee
/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim
/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee
/s/ Brian D. Short, Attorney-in-Fact
Liam E. Blaney
John T. Kim Trust of December 31, 1987
By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee
Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94
By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92
By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee
Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01
By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee
Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01
By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee
Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03
By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05
By:	/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee
James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08
By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee
James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08
By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee
James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08
By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee
James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08
By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee
James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08
By:	/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee
The James and Agnes Kim Foundation, Inc.
By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Secretary
915 Investments, LP
By:	/s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as general partner

John T. Kim 2007 Children’s Trust U/A dated 12/28/07

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee
Sujoda Investments, LP
By:	Sujoda Management, LLC, its general partner
By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Manager
Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dtd 8/29/18
By:	/s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as Trustee

John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12

By:	/s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as Trustee

Qualified Annuity Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18

By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as Trustee

Family Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12

By:	/s/ Brian D. Short, Attorney-in-Fact
James J. Kim, as Trustee

Family Trust under the Susan Y. Kim 2012 Irrevocable Trust Agreement dated 7/26/12

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Sujochil, LP

By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, as General Partner

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as General Partner

James J. Kim 2019-1 Qualified Annuity Trust U/A Dated 9/10/19

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

James J. Kim 2020-1 Qualified Annuity Trust U/A Dated 4/1/20

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 04/01/20

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

Alexandra Investments, LLC

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Manager

Jacqueline Investments, LLC

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Manager

Dylan Investments, LLC

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Manager

Sujoda Management, LLC

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Manager

James J. Kim Qualified Annuity Trust U/A Dated 12/15/2021

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, Trustee

Susins, LLC

By:	/s/ Brian D. Short, Attorney-in-Fact
John T. Kim, Manager

2023 Grantor Retained Annuity Trust of James J. Kim dtd. 4/26/2023

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

2023 Grantor Retained Annuity Trust of Agnes C. Kim dtd. 4/26/2023

By:	/s/ Brian D. Short, Attorney-in-Fact
Susan Y. Kim, as Trustee

SCHEDULE I

ITEM 2.	Name of Person Filing

James J. Kim, individually and as Trustee

(a) Present principal occupation or employment:

Executive Chairman of the Board

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2.	Name of Person Filing

Agnes C. Kim

(a) Present principal occupation or employment:

Homemaker

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2.	Name of Person Filing

John T. Kim, individually and as Trustee

(a) Present principal occupation or employment:

Private Investor

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2.	Name of Person Filing

David D. Kim, individually and as Trustee

(a) Present principal occupation or employment:

Private Investor

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2.	Name of Person Filing

Susan Y. Kim, individually and as Trustee

(a) Present principal occupation or employment:

Executive Vice Chairman of the Board and Philanthropist

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2.	Name of Person Filing

Liam E. Blaney

(a) Present principal occupation or employment:

Kim Family Manager

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

EXHIBIT INDEX

Exhibit Number	Exhibit Name
99.1	Seventeenth Amended and Restated Agreement regarding joint filing

99.2	Voting Agreement, dated March 26, 2009, among the Issuer, James J. Kim and the 915 Partnership (incorporated by reference Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on April 1, 2009 (File No. 000-29472)).

99.3	Underwriting Agreement, dated September 6, 2023, among the Issuer, the 915 Partnership and the Underwriters (incorporated by reference Exhibit 1.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on September 7, 2023 (File No. 000-29472)).

24	Powers of Attorney